UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENDWAVE CORPORATION

(name of issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, California 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,473,312 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 3,473,312 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.) I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,473,312 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 3,473,312 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D/A is being filed to amend and replace in its entirety the information under Items 1, 4, 6 and 7. None of the other information in the Reporting Persons’ original Statement of Beneficial Ownership Schedule 13D filed with the Commission on February 14, 2003 is being amended.

Item 1. Security and Issuer

This statement on Schedule 13D/A (this “Statement”) relates to shares of the common stock, $0.001 par value per share (the “Common Stock”) of Endwave Corporation, a Delaware corporation (“Endwave”). The principal executive offices of Endwave are located at 776 Palomar Avenue, Sunnyvale, California 94085.

Item 4. Purpose of Transaction

Northrop Grumman Space & Mission Systems Corp, an Ohio corporation (“NGS&MS”), is a wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation (“Northrop Grumman” and together with NGS&MS, the “Reporting Persons”). NGS&MS is the record owner of the Common Stock of Endwave Corp. (“Endwave”) covered by this Statement (the “Shares”) and thus, has the direct power to vote and direct the disposition of the Shares. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Shares.

On March 23, 2005, NGS&MS entered into a Registration Rights Agreement with Endwave (the “Registration Rights Agreement”), pursuant to which Endwave agreed to use its best efforts to publicly offer for resale 3,000,000 of the Shares in a firmly underwritten offering of Endwave’s Common Stock. On March 25, 2005, Endwave filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission, providing for the offer and sale of 5,000,000 shares of Endwave’s Common Stock, plus an additional 750,000 shares to cover over-allotments, if any (the “Offering”), of which 3,000,000 of the offered shares are to be sold for the account of the NGS&MS and the remainder are to be sold for the account of Endwave. Accordingly, on the effectiveness of the Registration Statement, the Reporting Persons intend to dispose of 3,000,000 Shares by selling them to the underwriters of the Offering, who will distribute the Shares in the manner described in the final prospectus to be filed as part of the Registration Statement.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The securities will be offered only by a prospectus. To obtain a copy of the prospectus, contact the prospectus department of Needham and Company, Inc., 445 Park Avenue, New York, New York 10022.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 5 of 7 Pages

In connection with the Registration Rights Agreement, NGS&MS has entered into a letter agreement dated March 24, 2005 (the “Lock-Up Agreement”) with the representatives of the underwriters of the Offering (the “Representatives”), restricting the Reporting Persons’ sale of Shares until a date 90 days after the filing of the final prospectus for the Offering. The Lock-Up Agreement will terminate if the Offering is not completed by July 31, 2005 or if the Offering is abandoned. The Lock-Up Agreement is discussed in greater detail under Item 6 below, and a copy is furnished as Exhibit 5 to this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

NGS&MS entered into the Registration Rights Agreement with Endwave on March 23, 2005. Under the Registration Rights Agreement, Endwave has agreed to use its best efforts to publicly offer 3,000,000 of the Shares in a firmly underwritten offering of Endwave’s Common Stock, along with 2,000,000 shares of common stock to be sold for Endwave’s account, and to use its best efforts to complete the Offering on or before June 30, 2005. Endwave also agreed that NGS&MS’s rights to require Endwave to register the resale of Shares pursuant to the Investor Rights Agreement, dated March 31, 2000, will continue until the earlier of October 14, 2008 and the date on which the Shares comprise less than 5% of the issued and outstanding Common Stock of Endwave. (These rights are described below under the heading “Investor Rights Agreement.”) The foregoing description of the Registration Rights Agreement is only a summary, and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Statement.

Lock-Up Agreement

NGS&MS entered into the Lock-Up Agreement with the Representatives on March 24, 2005. In the Lock-Up Agreement, NGS&MS has agreed, subject to certain terms, conditions and limitations, that except for the Shares to be sold in the Offering, the Reporting Persons will not dispose of Shares from the date the Registration Statement is filed until the date 90 days after the final prospectus for the Offering has been filed. Under certain conditions governed by Rule 2711(f)(4) of the National Association of Securities Dealers, the lock-up period may be extended for up to 35 days. The foregoing description of the Lock-Up Agreement is only a summary, and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 5 to this Statement.

Investor Rights Agreement

NGS&MS, along with certain other persons, is party to an Investor Rights Agreement, dated March 31, 2000 with Endwave. Under the terms of that agreement, the holders of at least 20% of the shares covered by the agreement may request, on no more than three occasions, that Endwave use its best efforts to register their shares, provided the offering includes at least 30% of the registrable securities then outstanding. In addition, if Endwave proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 6 of 7 Pages

entitled to include shares of such common stock therein. The holders of these shares may also require Endwave to register all or a portion of such shares on Form S-3. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. The Investor Rights Agreement terminates on the fifth anniversary of Endwave’s initial public offering.

Other than as described in this Item 6 or in Items 2, 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of Endwave, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Shares.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 7 of 7 Pages

Item 7. Material to be Filed as Exhibits

Number	Item
*1	Joint Filing Agreement by and among Northrop Grumman and NGS&MS, dated February 14, 2003.

*2	Current report on Form 8-K filed by Northrop Grumman on December 20, 2002 (incorporated herein by reference).

*3	Amended and Restated Investors Rights Agreement dated March 31, 2000 among Endwave, NGS&MS and certain other parties (incorporated herein by reference to Exhibit 4.2 to Form S-1 Registration Statement filed by Endwave on July 12, 2000 (Registration No. 333-41302)).

4	Registration Rights Agreement dated March 23, 2005 between Endwave and NGS&MS (incorporated herein by reference to Exhibit 4.2 to the Current Report on 8-K filed with the Commission by Endwave on March 24, 2005.

5	Letter Agreement dated March 24, 2005 between NGS&MS and Needham & Co. et al. as Representatives of the several Underwriters.

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ Sandra J. Wright
Sandra J. Wright Corporate Vice President and Controller

Dated: March 29, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Kathleen M. Salmas
Kathleen M. Salmas Secretary